FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from December 1, 2018 to December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 10, 2019	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from December 1, 2018 to December 31, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on January 10, 2019]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of December 31, 2018

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) December 3 December 4 December 5 December 6 December 7 December 10 December 11 December 12 December 13 December 14 December 17 December 18 December 19	1,260,000 1,308,100 1,300,000 1,962,100 1,960,000 2,190,000 2,160,000 2,190,000 1,802,700 2,197,900 2,055,500 1,415,400 740,000	651,475,900 666,788,810 631,469,340 937,575,390 926,288,680 1,003,406,310 972,377,520 1,011,290,470 843,644,280 1,023,086,440 949,943,740 648,696,300 332,802,300

Total	—	22,541,700	10,598,845,480

Aggregate shares repurchased as of the end of this reporting month	100,000,000		51,702,988,850

Progress of share repurchase (%)	100.0		73.9

2.	Status of disposition

as of December 31, 2018

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) December 17	150,000,000	89,915,970,000
Subtotal	—	150,000,000	89,915,970,000
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date) December 4 December 5 December 6 December 7 December 10 December 11 December 12 December 13 December 14 December 19 December 20 December 21 December 25 December 26	42,200 72,000 402,800 14,500 30,400 15,700 72,800 11,100 1,400 130,800 2,300 31,000 94,200 10,000	42,200 72,000 996,800 14,500 30,400 312,700 369,800 11,100 1,400 130,800 2,300 922,000 94,200 10,000
Subtotal	—	931,200	3,010,200
Total	—	150,931,200	89,918,980,200

3.	Status of shares held in treasury

as of December 31, 2018

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	185,500,141